FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of February 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:February 08, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 08 February 2007
                            Unilever Board Changes

Exhibit 99





UNILEVER BOARD CHANGES

Unilever today announced changes to its Board.

Rudy Markham, 60, Chief Financial Officer, will retire at the Annual General Meetings in May 2007 after a long and distinguished career at Unilever. Rudy joined the Board in 1998 as Strategy and Technology Director becoming Chief Financial Officer in 2000. His successor will be announced in due course.

Lynda Chalker, Non-Executive Director and Chairman of the Corporate Responsibility and Reputation Committee, will also be retiring at the Annual General Meetings in May 2007, having served three terms of three years. Lynda joined the Board as an Advisory Director in 1998 becoming a Non-Executive Director in 2004.

Three new Non-Executive Directors will be proposed for election at the Annual General Meetings in Rotterdam on 15th May and in London on 16th May 2007.

Genevieve Berger, a Professor of Biophysics and Medical Imaging at Paris University VI. Prof. Berger is also Chairman of the Advisory Board "Health" for the EU Commissioner for Research. She was until 2003 Director General of the Centre National de la Recherche Scientifique.

Narayana Murthy, co-founder and Chairman of Infosys Technologies Limited. Mr Murthy has led key corporate governance initiatives in India. He is, amongst other things, a member of the Asia Pacific Advisory Board of BT Group Plc.

Hixonia Nyasulu, is a Non-Executive Director of Sasol Limited and Anglo Platinum and an Advisory Board Member of JP Morgan South Africa. She was previously a Non-Executive Director of Development Bank of South Africa.

Unilever previously announced in January that Michael Treschow will succeed Antony Burgmans as Chairman, following his election to the Board.

Patrick Cescau said: "I would like to take this opportunity to thank Rudy for his excellent contribution to the business. He has been a tremendous colleague, and an astute and highly effective CFO."

Lord Simon, Chairman of the Nomination Committee said: "Unilever is delighted with these outstanding candidates as they further strengthen the expertise and independence of the Board and, of course, bring diversity of background and experience".

Antony Burgmans said: "I would also like to thank Lynda for her wise counsel, particularly her expert knowledge of issues in Developing markets. I would also like to welcome Genevieve Berger, Narayana Murthy and Hixonia Nyasulu to the Board. Together their experience and background will be of enormous value to the business."

Unilever requires all Directors to offer themselves for re-election at the Annual General Meeting each year. The following Directors will therefore be offering themselves for re-election: Leon Brittan, Patrick Cescau, Wim Dik, Charles Golden, Kees van der Graaf, Byron Grote, Ralph Kugler, David Simon, Jean-Cyril Spinetta, Kees Storm and Jeroen van der Veer.

                                     -o0o-

February 8 2007

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as: Knorr, Hellmann's, Lipton, Blue Band, Flora/Becel, Bertolli; Dove, Lux, Pond's, Axe/ Lynx, Rexona/Sure; Skip/Persil; Cif and Domestos.

Unilever has around 206,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2005. For more information about Unilever and its brands, please visit www.unilever.com.